Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-155794 and 333-143865 on Form S-3 of our report dated March 2, 2009 (except for Note 1(p), as to which the date is May 1, 2009), relating to the consolidated financial statements and financial statement schedule of United Air Lines, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s emergence from bankruptcy, a change in accounting for share based payments, and a retrospective adjustment related to a change in accounting for convertible debt) for the year ended December 31, 2008, appearing in this Current Report on Form 8-K of United Air Lines, Inc.
/s/ Deloitte & Touche, LLP
Chicago, Illinois
May 1, 2009